Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Limited Announces Results of Early Tender and Upsizing of its Tender Offer for Its 6.000% Senior Notes due 2025

Macau, Friday, November 24, 2023 – Studio City Finance Limited (“Studio City Finance”) today announces the expiration of the early tender period and results of early tender of its previously announced cash tender offer for up to an aggregate principal amount of US$75 million of its outstanding 6.000% senior notes due 2025 (ISIN: US86389QAE26 and USG85381AE48) (the “Notes” and such tender offer, the “Tender Offer”). Studio City Finance has elected to amend the Tender Offer to increase the aggregate principal amount of Notes subject to the Tender Offer from US$75.0 million to US$100.0 million (as amended, the “Maximum Tender Amount”), with all other terms and conditions of the Tender Offer remaining unchanged and described in the Offer to Purchase dated November 9, 2023 (the “Offer to Purchase”). Capitalized terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

The early tender period expired at 5:00 p.m., New York City time, on November 22, 2023 (the “Early Tender Date”). At the Early Tender Date, valid tenders had been received (and not validly withdrawn) with respect to US$317,461,000 aggregate principal amount of the Notes.

Subject to the General Conditions set out in “The Offer—Conditions to the Offer” in the Offer to Purchase having been satisfied or otherwise waived by Studio City Finance, as the case may be, Studio City Finance expects to accept for purchase the Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer by the Early Tender Date for a combined aggregate principal amount equal to the Maximum Tender Amount. The settlement for the Notes accepted by Studio City Finance in connection with the Early Tender Date is expected to take place on November 28, 2023 (the “Early Payment Date”). The amount of Notes that is to be purchased on the Early Payment Date will be determined in accordance with the proration procedures described in the Offer to Purchase, subject to the Maximum Tender Amount. It is expected that the Notes shall be accepted subject to a proration factor of approximately 30.3%.

The Withdrawal Deadline has passed and has not been extended. Notes tendered pursuant to the Tender Offer can no longer be withdrawn, unless the Company is required to extend withdrawal rights under applicable law.

The Tender Offer will expire at 5:00 p.m., New York City Time, on December 8, 2023, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). However, as Studio City Finance intends, subject to the terms and conditions of the Tender Offer, to accept for purchase the Maximum Tender Amount on the Early Payment Date, further tenders of Notes prior to the Expiration Time will not be accepted for purchase.

Studio City Finance has engaged Deutsche Bank AG, Singapore Branch to act as the sole dealer manager for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, Attention: Liability Management Group (Tel: +44 207-545-8011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 855-287-1922 / +1 212-250-7527).

Studio City Finance has engaged Kroll Issuer Services Limited to serve as the Tender and Information Agent for the Tender Offer. Questions regarding the procedures for participating in the Tender Offer or requests for additional copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited, Attention: Mu-yen Lo and Kevin Wong (Tel: +852 2281-0114, Email: studiocity@is.kroll.com).

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Safe Harbor Statement

This press release contains forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding Studio City Finance’s plans and expected timing with respect to the Tender Offer. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Studio City International Holdings Limited’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Studio City Finance undertakes no duty to update such information, except as required under applicable law.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com